UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number: 001-36619

Affimed N.V.

Im Neuenheimer

Feld 582, 69120 Heidelberg,

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

AFFIMED N.V.

THESE SUPPLEMENTAL MATERIALS PROVIDE ADDITIONAL INFORMATION REGARDING OUR 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF AFFIMED N.V. (“AFFIMED”)

The following information supplements the Invitation convening the Annual General Meeting of Shareholders (“AGM”) of Affimed (the “Invitation”) and the Agenda for the AGM including explanatory notes (the “Agenda”) furnished to the Securities and Exchange Commission on July 10, 2020 with a current report on Form 6-K.

THESE MATERIALS SHOULD BE READ IN CONJUNCTION WITH THE EXHIBITS FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION ON JULY 10, 2020 WITH A CURRENT REPORT ON FORM 6-K.

We are providing the following supplemental information to provide our perspective on and important context for feedback provided by certain proxy advisory firms in connection with the amendment to the remuneration policies for the Management Board (Item 6) and Supervisory Board (Item 7) of Affimed.

•

In general, as stated in the Agenda, as a German-based company incorporated under Dutch Law and listed on NASDAQ in the United States, Affimed is confronted with differing standards regarding remuneration policies. As Affimed is solely listed in the United States, it focuses on the customary practice in the United States, rather than the Netherlands (where it is neither listed nor operating any business).

•

The proposed changes to the Management Board remuneration policy, as described in greater detail in the Agenda, are intended to bring the severance arrangements for the Management Board more in line with the practice for U.S. listed and non-listed biotech companies. The proposed changes do not include any proposed changes to the current change of control mechanisms outlined in Section 8 of the Management Board remuneration policy.

•

A question has been raised regarding the purported requirements under Dutch Law according to which Affimed should comply with certain remuneration requirements. The question raises the applicability of the Shareholders Right Directive II (the “Directive”) of the European Union and Dutch legislation pursuant to which the Directive was implemented in the Netherlands (the “Implementation Act”). Given that Affimed is not listed in the European Union and only listed in the United States, the Directive and substantive remuneration provisions of the Implementation Act do not apply to Affimed. Hence, (i) the requirement to prepare a remuneration report and (ii) the requirement to obtain a three-fourth voting majority for approving a remuneration policy by the general meeting, do not apply to Affimed.

•

While provision 3.4.1 of the Dutch Corporate Governance Code (the “Code”), which does not constitute Dutch law, provides for the preparation of a remuneration report, compliance with the Code is subject to a ‘comply or explain’ principle. In accordance with the Code, Affimed disclosed its non-compliance with provision 3.4.1 in its Dutch annual report for 2019 (the “Dutch Annual Report”) and furthermore it explained on page 36 of the Dutch Annual Report that instead of a remuneration report, an overview of the implementation and planning of the remuneration of managing and supervisory directors is described in its annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 28, 2020.

•	Nevertheless, Affimed is supplementing certain remuneration disclosures herein to provide additional transparency regarding compensation of the Management Board and Supervisory Board.

•	Supplemental Management Board Compensation disclosures:

○

The Compensation Committee implemented a performance management plan in 2019 to tie incentive compensation for executives to specific performance-based objectives for Affimed. These objectives included a mix of corporate strategy, finance, clinical development, business development, communications, pre-clinical and operations objectives which the Compensation Committee believes are closely aligned with increasing value for shareholders.

○

At the discretion of the Supervisory Board, and in accordance with section 4.4 of Affimed’s remuneration policy, in determining cash bonuses for members of the Management Board in 2019, factors such as unforeseen events, external factors and changes beyond management control, as well as share performance compared to relevant peer groups were considered and applied as a multiplier resulting in a discretionary range of plus or minus 25% from the actually determined level of achievement based strictly on above objectives.

○	For 2019, company objectives were weighted as follows for each member of our Management Board:

◾	Corporate strategy goals were given a weighting of 30%, 20% and 20% for Dr. Hoess, Dr. Wolfgang Fischer and Dr. Florian Fischer, respectively.

◾	Financial goals were given a weighting of 15%, 10% and 30% for Dr. Hoess, Dr. Wolfgang Fischer and Dr. Florian Fischer, respectively.

◾	Clinical development goals were given a weighting of 20%, 20% and 15% for Dr. Hoess, Dr. Wolfgang Fischer and Dr. Florian Fischer, respectively.

◾	Business development goals were given a weighting of 20% for each of Dr. Hoess, Dr. Wolfgang Fischer and Dr. Florian Fischer

◾	Pre-clinical goals were given a weighting of 10%, 20% and 10% for Dr. Hoess, Dr. Wolfgang Fischer and Dr. Florian Fischer, respectively.

◾	Operations goals were given a weighting of 5%, 10% and 5% for Dr. Hoess, Dr. Wolfgang Fischer and Dr. Florian Fischer, respectively.

○

In determining bonus awards for 2019, the Supervisory Board considered the performance of Affimed against the objectives discussed above and the limited discretion provided for in the remuneration policy.

○

Based on assessment of the achievement of the various objectives and the Supervisory Board’s assessment of other factors within their discretion, the executives were awarded bonuses equal to between 82% and 87% of their respective target bonuses.

○

For 2019, the Supervisory Board considered various activities that occurred during 2019, including the progress and financial milestones that were achieved as part of Affimed’s collaboration with Genentech, and accordingly applied its discretion to increase the achievement of corporate objectives for Dr. Adi Hoess, Dr. Wolfgang Fischer and Dr. Florian Fischer by 14%, 13% and 14%, respectively.

○	For 2020, short term incentives for members of the Management Board will be based on similar categories of objectives and weightings.

•

As it relates to Item 7 on the Agenda, and as explained in greater detail in the explanatory notes of the Agenda, Affimed believes the remuneration of the Supervisory Board reflects a balance of the variations in market practice in Germany, under Dutch Law and for U.S.-listed companies and is reflective of the fact that Affimed is solely listed in the U.S. and competes with other U.S. listed companies for Supervisory Board candidates. The proposed amendments to the Supervisory Board remuneration policy are based on a benchmark study from a reputable international advisory firm in the field of remuneration, and Affimed believes they are reflective of market practice for similarly situated NASDAQ-listed companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany, July 27, 2020.

AFFIMED N.V.

By:	/s/ Adi Hoess
Name: Adi Hoess
Title: Chief Executive Officer

By:	/s/ Wolfgang Fischer
Name: Wolfgang Fischer
Title: Chief Operating Officer